UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                       AMERICAN ELECTRIC POWER COMPANY, INC.  : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from January 1, 2003, through March 31, 2003, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 821,567 shares of the Company's Common Stock, at a total purchase price of $18,312,373.40. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                            AMERICAN ELECTRIC POWER COMPANY, INC.


                             By:     /s/ Wendy G. Hargus
                                ---------------------------------
                                      Assistant Treasurer

Dated:  June 19, 2003

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                    For the Period January 1 - March 31, 2003

TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                     SHARES             PRICE                  TOTAL
PERIOD               ISSUED           PER SHARE            PURCHASE PRICE

TOTAL O/I
PURCHASE               -0-                                    $-0-

                            - OPEN MARKET PURCHASES -

                      SHARES          AVERAGE PRICE            TOTAL
  DATE               PURCHASED          PER SHARE          PURCHASE PRICE
01/07/03              15,228              29.678               451,936.58
01/14/03              20,320              27.168               552,053.84
01/21/03              21,335              26.475               564,844.13
01/28/03              42,941              24.413             1,048,318.63
02/04/03              19,277              23.306               449,269.76
02/11/03              11,051              20.758               229,396.66
02/18/03               4,247              20,989                89,141.83
02/25/03              14,430              21.044               303,664.92
03/04/03              12,768              21.717               277,282.66
03/05/03              85,000              21.836             1,856,145.00
03/06/03              85,000              22.006             1,870,510.00
03/07/03              85,000              21.984             1,868,640.00
03/10/03              94,000              21,575             2,028,050.00
03/11/03              95,000              21.521             2,044,495.00
03/11/03               9,303              21.544               200,422.94
03/12/03              95,000              21.403             2,033,285.00
03/13/03              94,210              21.753             2,049,350.13
03/14/03                   4              21.900                    87.60
03/18/03               7,794              22.306               173,852.96
03/25/03               9,659              22.945               221,625.76
                      ------                                   ----------
 TOTAL               821,567                               $18,312,373.40
 O/M PURCHASE        =======                               ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                     SHARES                                  TOTAL
                    PURCHASED                            PURCHASE PRICE

O/I Shares             -0-                                 $     -0-
O/M Purchases        821,567                               $18,312,373.40
                     -------                               --------------

TOTAL ACTIVITY       821,567                               $18,312,373.40
                     =======                               ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 2003



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                             TOTAL
                                     SHARES ISSUED       PURCHASE PRICE

Totals from last report               47,773,594        $1,008,340,148.37
Transactions this period                 -0-                 $ -0-
                                      ----------         ----------------

   Total Original Issue Shares        47,773,594        $1,008,340,148.37
                                      ==========        =================


                            - OPEN MARKET PURCHASES -

                                                             TOTAL
                                     SHARES ISSUED        PURCHASE PRICE
Totals from last report               25,984,000          $828,904,421.70
Transactions this period                 821,567           $18,312,373.40
                                      ----------          ---------------

   Total Open Market Shares           26,805,567          $847,216,795.10
                                      ==========          ===============